THE WORLD WORKS IN REAL-TIME.
SO SHOULD YOUR BUSINESS.

DATAMIRROR QUARTERLY REPORT
THIRD QUARTER ENDED OCTOBER 31, 2003

REPORT TO SHAREHOLDERS

OPERATIONS REVIEW

Revenue for the quarter ended October 31, 2003 ("Q3 fiscal 2004") was $16,077,000, as compared to $15,745,000 for the quarter ended October 31, 2002 ("Q3 fiscal 2003"), an increase of 2.1%. Reported in US currency, revenue for Q3 fiscal 2004 was $11,820,000 compared to $10,004,000 for Q3 fiscal 2003, an increase of 18.2%. The GAAP net income for Q3 fiscal 2004 was $1,871,000 or $0.17 per basic and $0.16 per fully-diluted share compared to a net loss of $4,270,000 or ($0.38) per share for Q3 fiscal 2003. Cash flow from operations for Q3 fiscal 2004 was $1,135,000 or $0.10 per share compared to $2,062,000 or $0.18 per share in Q3 fiscal 2003. Cash, cash equivalents and short-term investments stood at $39,183,000 or $3.47 per common share outstanding at the end of the quarter.

The overall gross margin for Q3 fiscal 2004 increased to 81.2% from 79.0% for Q3 fiscal 2003. Gross margin on maintenance and services was 61.1% in Q3 fiscal 2004, as compared to 55.9% in Q3 fiscal 2003. Operating expenses for Q3 fiscal 2004 were $10,505,000 compared to $11,279,000 for Q3 fiscal 2003, a decrease of 6.9%. Total costs, including costs of revenue, were $13,524,000 for Q3 fiscal 2004, down significantly from $14,578,000 in Q3 fiscal 2003 and up from $12,662,000 in the previous quarter. Total headcount was 284 at October 31, 2003 as compared to 292 at October 31, 2002 and up from 275 at the end of the previous quarter.

ACHIEVEMENTS AND MILESTONES

During the third quarter the Company added 27 new customers to its global account base, who accounted for 52% of the quarter's licence revenue. Key customer wins included: Banco Salvadoreno, British Bakeries Ltd., Cooper-Standard Automotive Group, DST Systems Inc., Honeywell CPG, State Street Bank & Trust Co., Sunbeam Products, Inc. and Wincasa Immobilien Dienstleistungen AG. Existing customers such as British Car Auctions, Countrywide Home Loans, Inc., FedEx Ground Package Systems Inc., Fortis Bank, Harley-Davidson Inc., JM Family Enterprises, Magellan Health Services, NAPA Genuine Parts Company and Pall Europe Ltd. also made significant additional purchases of our software.

Subsequent to the end of the quarter, the Company announced that it has entered into an agreement and plan of merger to acquire one hundred percent control of PointBase, Inc. in a cash transaction valued at approximately $3.5 million at closing, with certain additional amounts which may become payable contingent on future revenue or proceeds that may be received in connection with the acquired business. DataMirror will account for the acquisition under the purchase method.

MANAGEMENT'S COMMENTS

"We are very pleased with our results for the quarter," said Peter Cauley, DataMirror CFO. "Overall revenue grew by almost 13% over the second quarter and licence revenue was particularly strong, growing by almost 31% on the same basis. Profitability continues to be strong, in fact over the last twelve months we have generated operating income of over $9.5 million and GAAP profits of $0.65 per share."

"The need for our Live On Demand business solutions has never been higher," commented DataMirror CEO, Nigel Stokes. "License revenue in the third quarter grew dramatically, fuelled by increased demand for our mainframe data integration and live audit solutions. Resources were added to the sales and executive teams and investments in marketing were increased to service the step up in demand for our solutions." Mr. Stokes also commented, "DataMirror increased our investment in Idion by approximately 4% this quarter and now owns approximately 43% of Idion. We also launched new webpages outlining our strategy for the Idion investment and encourage interested parties to review the new pages at http://www.datamirror.com."

OUTLOOK

In the fourth quarter of fiscal 2004, DataMirror expects to earn GAAP net income in the range of $0.17 to $0.22 per share.

   NIGEL STOKES                                                      PETER CAULEY

    Chairman, President                                                                       Vice President Finance and
    and Chief Executive Officer                                                          Chief Financial Officer

DataMirror 2003 Quarterly Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(For the three and nine months ended October 31, 2003)

FORWARD-LOOKING STATEMENTS

Forward-looking statements in this management discussion and analysis, including statements regarding the Company's business which are not historical facts, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of estimates, expectations, objectives and plans (financial and otherwise). The words "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Numerous factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this management's discussion and analysis of financial condition and results of operations or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; the ability to develop, market, support and acquire new products in an environment of rapidly changing technology; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities.

The following information should be read in conjunction with the unaudited Consolidated Financial Statements of DataMirror Corporation (together with its subsidiaries referred to as "DataMirror" or the "Company") for the three and nine months ended October 31, 2003, as well as the Company's audited Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended January 31, 2003, contained in the Company's 2003 Annual Report to Shareholders. All amounts are stated in Canadian dollars unless otherwise noted.

OVERVIEW

DataMirror designs, develops and markets software solutions that enable over 1,750 companies in 61 countries to capture, integrate, protect and audit their data.

The Company's comprehensive LiveBusiness solution family unlocks the experience of now by providing the instant data access, integration and resiliency companies demand today across all the computers in their business. Companies across all sectors, from manufacturing, retail, financial services and health care to government and military have invested in DataMirror solutions to help them work faster and smarter. The Company's LiveBusiness solutions enable customers to capture and integrate their data in real-time, make that data available and resilient 24 hours a day and keep the data secure by allowing them to identify and audit the changes to their databases.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's Consolidated Financial Statements are prepared in accordance with Canadian generally accepted accounting principles which are in all material respects in accordance with accounting principles generally accepted in the United States, except as disclosed in note 20 of the audited Consolidated Financial Statements for the year ended January 31, 2003. The preparation of the Company's financial statements is based on the selection and application of significant accounting policies, some of which require management to make significant estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to revenue, bad debts, investments, intangible assets, goodwill and income taxes. The Company bases its estimates on historical experience and on various other assumptions that are believed at the time to be reasonable under the circumstances. Under different assumptions or conditions, the actual results will differ, potentially materially, from those previously estimated. Many of the conditions impacting these assumptions and estimates are outside of the Company's control.

The Company believes that the following are the critical judgement areas in the application of its accounting policies that currently affect the Company's financial condition and results of operations.

Revenue Recognition. The Company's revenues are generated from the sale of software licences, software maintenance and support fees and services.

www.datamirror.com

Revenue is recognized in accordance with Statement of Position ["SOP"] 97-2, "Software Revenue Recognition" issued by the American Institute of Certified Public Accountants ["AICPA"] in October 1997 and amended by SOP 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2", issued in March 1998. Software licence revenue is recognized when persuasive evidence of an arrangement exists, the related products are shipped, there are no significant uncertainties surrounding product acceptance, the fees are fixed and determinable and collection is considered probable. Revenue from software maintenance and support agreements is recognized on a straight-line basis over the term of the related agreements. Revenue from services is comprised of consulting, training and installation fees and is recognized at the time the services are performed.

Allowance for Doubtful Accounts. The Company maintains an allowance for doubtful accounts for the estimated losses resulting from the inability of its customers to make required payments. The Company performs ongoing credit evaluations of its customers' financial condition and if the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would likely be required. Actual collections could materially differ from our estimates.

Investments. From time to time the Company may hold minority interests in companies having operations or technology in areas within its strategic focus, some of which are publicly traded and have highly volatile share prices. The Company records an investment impairment charge when a decline in the value of an investment occurs which is considered to be other than a temporary impairment. Future adverse changes in market conditions or poor operating results of the companies in which the Company has invested could result in losses or an inability to recover the carrying value of the investments and may possibly require an impairment charge in the future.

Intangible Assets. The Company has intangible assets related to acquired technology. The determination of the related estimated useful lives and whether or not these assets are impaired involves significant judgements. In assessing the recoverability of these intangible assets, the Company must make assumptions regarding estimated future cash flows, market conditions and other factors to determine the fair value of the asset. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets not previously recorded. For the three and nine months ended October 31, 2003, the Company did not record an impairment charge related to intangible assets.

Goodwill. The Company has goodwill assets arising from business acquisitions which are comprised of the excess of amounts paid over the fair value of net identifiable assets acquired. The Company performs an annual assessment of the fair value of the businesses to which this goodwill relates. In assessing the fair value of these businesses, the Company must make assumptions regarding estimated future cash flows, market conditions and other factors to determine the fair value of the business. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets not previously recorded. For the three and nine months ended October 31, 2003, the Company did not record an impairment charge related to goodwill.

Future Income Taxes. The Company has future tax assets, which are subject to periodic recoverability assessments. Realization of the Company's future tax assets is principally dependent upon its achievement of projected future taxable income. The Company's judgements regarding future profitability may change due to future market and other factors. These changes, if any, may require possible material adjustments to these future tax asset balances by recording a valuation allowance to reduce the future tax asset to the amount that is more likely to be realized. While the Company has considered future taxable income and ongoing tax planning strategies in assessing the need for valuation allowances, in the event the Company were to determine that it would be able to realize future tax assets in excess of the recorded amount, an adjustment to the future tax assets would increase income in the period such a determination were made. Likewise, in the event the Company were to determine that it would not be able to realize all or part of its net future tax assets, an adjustment to the future tax assets would be charged to income in the period such a determination were made.

RESULTS OF OPERATIONS

Revenue for the quarter ended October 31, 2003 ("Q3 fiscal 2004") was $16,077,000, as compared to $15,745,000 for the quarter ended October 31, 2002 ("Q3 fiscal 2003"), an increase of 2.1%. Reported in US currency, revenue for Q3 fiscal 2004 was $11,820,000 compared to $10,004,000 for Q3 fiscal 2003, an increase of 18.2%. The GAAP net income for Q3 fiscal 2004 was $1,871,000 or $0.17 per basic and $0.16 per fully-diluted share compared to a net loss of $4,270,000 or ($0.38) per share for Q3 fiscal 2003. Cash flow from operations for Q3 fiscal 2004 was $1,135,000 or $0.10 per share compared to $2,062,000 or $0.18 per share in Q3 fiscal 2003. Cash, cash equivalents and short-term investments stood at $39,183,000 or $3.47 per common share outstanding at the end of the quarter.

DataMirror 2003 Quarterly Report

The overall gross margin for Q3 fiscal 2004 increased to 81.2% from 79.0% for Q3 fiscal 2003. Gross margin on maintenance and services was 61.1% in Q3 fiscal 2004, as compared to 55.9% in Q3 fiscal 2003. Operating expenses for Q3 fiscal 2004 were $10,505,000 compared to $11,279,000 for Q3 fiscal 2003, a decrease of 6.9%. Total costs, including costs of revenue, were $13,524,000 for Q3 fiscal 2004, down significantly from $14,578,000 in Q3 fiscal 2003 and up from $12,662,000 in the previous quarter. Total headcount was 284 at October 31, 2003 as compared to 292 at October 31, 2002 and up from 275 at the end of the previous quarter.

Revenue for the nine months ended October 31, 2003 was $43,637,000, as compared to $44,700,000 for the nine months ended October 31, 2002, a decrease of 2.4%. Reported in US currency, revenue for the nine months ended October 31, 2003 was $31,186,000, as compared to $28,513,000 for the nine months ended October 31, 2002, an increase of 9.4%. The GAAP net income for the nine months ended October 31, 2003 was $4,152,000 or $0.36 per basic and fully diluted share, as compared to a net loss of $5,403,000 or ($0.47) per share for the nine months ended October 31, 2002. Revenue for the nine months ended October 31, 2003 was $43,637,000, as compared to $44,700,000 for the nine months ended October 31, 2002, a decrease of 2.4%. Reported in US currency, revenue for the nine months ended October 31, 2003 was $31,186,000, as compared to $28,513,000 for the nine months ended October 31, 2002, an increase of 9.4%. The GAAP net income for the nine months ended October 31, 2003 was $4,152,000 or $0.36 per basic and fully diluted share, as compared to a net loss of $5,403,000 or ($0.47) per share for the nine months ended October 31, 2002.

REVENUE

Licence. Licence revenue in Q3 fiscal 2004 was $8,474,000 compared to $8,382,000 in Q3 fiscal 2003, an increase of 1.1%. The increase in licence revenue was largely attributable to several offsetting factors, with the increased revenue from new products such as iReflect and LiveAudit being offset by factors including the strengthening of the Canadian currency and the effects of global political events on the North American, European and Middle East markets.

Licence revenue for the nine months ended October, 2003 was $20,424,000 compared to $23,285,000 for the nine months ended October 31, 2002, a decrease of 12.3% for the same reasons cited for Q3 fiscal 2004.

Maintenance. Maintenance revenue in Q3 fiscal 2004 was $6,258,000 compared to $5,811,000 in Q3 fiscal 2003, an increase of 7.7%. This increase was a result of maintenance revenue generated by additional licence sales since the end of Q3 fiscal 2003 and the renewal of maintenance and support contracts for licence sales completed in prior periods, offset by the effects of the stronger Canadian currency.

Maintenance revenue for the nine months ended October 31, 2003 was $19,094,000 compared to $17,037,000 for the nine months ended October 31, 2002, an increase of 12.1% for the same reasons cited for Q3 fiscal 2004.

Services. Services revenue in Q3 fiscal 2004 was $1,345,000 compared to $1,552,000 in Q3 fiscal 2003, a decrease of 13.3%. This decrease was primarily due to the effects of the stronger Canadian currency.

Services revenue for the nine months ended October 31, 2003 was $4,119,000 compared to $4,378,000 for the nine months ended October 31, 2002, a decrease of 5.9% for the same reason cited for Q3 fiscal 2004.

COST OF REVENUE

Licence. Cost of licence revenue consists primarily of duplication, media, packaging and shipping expenses. For Q3 fiscal 2004, costs of licence revenue were $59,000 (0.7% of licence revenue) relatively unchanged from $53,000 (0.6% of licence revenue) for Q3 fiscal 2003.

Cost of licence revenue for the nine months ended October 31, 2003 was $166,000 (0.8% of licence revenue) relatively unchanged from $180,000 (0.8% of licence revenue) for the nine months ended October 31, 2002.

Maintenance and Services. Costs of maintenance and service revenue consist primarily of the salary and related costs of providing those services. For Q3 fiscal 2004, costs of maintenance and service revenue were $2,960,000 (38.9% of maintenance and service revenue) compared to $3,246,000 (44.1% of maintenance and service revenue) for Q3 fiscal 2003. The gross margin on maintenance and service revenue improved as the Company continued to realize economies of scale in the cost of providing support to its growing customer base.

www.datamirror.com

Costs of maintenance and service revenue for the nine months ended October 31, 2003 were $8,348,000 (36.0% of maintenance and service revenue) compared to $9,543,000 (44.6% of maintenance and service revenue) for the nine months ended October 31, 2002. This increase in gross margin is attributable to the same reason cited for the margin improvement in Q3 fiscal 2004.

OPERATING EXPENSES

Selling and Marketing. Selling and marketing expenses include expenses for sales commissions, salaries, advertising, tradeshows, promotional materials and other selling and marketing related expenses. For Q3 fiscal 2004, these expenses totalled $5,412,000 (33.1% of revenue) up slightly from $5,318,000 (33.8% of revenue) for Q3 fiscal 2003. The increase is due primarily to increased marketing and trade show related expenses offset by reduced travel and the effect of a reduction of headcount in this area, as well as a decrease caused by the impact of the stronger Canadian currency on the Company's US and European expenses. Management expects selling and marketing expenses to increase as the Company expands its sales and marketing activities.

Selling and marketing expenses for the nine months ended October 31, 2003 were $14,835,000 (34.0% of revenue) compared to $15,981,000 (35.8% of revenue) for the nine months ended October 31, 2002. This decrease is attributable to the same reasons cited for Q3 fiscal 2004.

Research and Development. Research and development expenses include only salaries and other direct costs associated with the development of new products and are net of related investment tax credits. Research and development expenses were $2,372,000 (14.8% of revenue) for Q3 fiscal 2004 down significantly from $2,907,000 (18.5% of revenue) for Q3 fiscal 2003 due mainly to a reduction in headcount in research and development.

Research and development expenses for the nine months ended October 31, 2003 were $7,268,000 (16.7% of revenue) compared to $8,345,000 (18.7% of revenue) for the nine months ended October 31, 2002. This decrease is attributable to the same reason cited for the decrease in Q3 fiscal 2004.

General and Administration. General and administration expenses consist primarily of administrative salaries, rent, recruiting costs and professional fees. For Q3 fiscal 2004, general and administration expenses were $1,953,000 (12.1% of revenue) compared to $2,369,000 (15.0% of revenue) for Q3 fiscal 2003, a decrease of 17.6%. The Company initiated a series of cost saving measures during fiscal 2004 with the goal of increasing operating profitability which, combined with a reduction in overhead expenses as a result of the headcount reductions and the impact of the stronger Canadian currency on the Company's US and European expenses, resulted in this reduction.

General and administration expenses for the nine months ended October 31, 2003 were $5,796,000 (13.3% of revenue) compared to $6,870,000 (15.4% of revenue) for the nine months ended October 31, 2002. This decrease is attributable to the same reasons cited for the decrease in Q3 fiscal 2004.

Amortization of Intangibles. For Q3 fiscal 2004, amortization of intangibles was $768,000 compared to $685,000 for Q3 fiscal 2003. The increase of $83,000 is due to additional amortization of technology acquired subsequent to Q3 fiscal 2003.

For the nine months ended October 31, 2003, amortization of intangibles was $2,304,000 compared to $2,055,000 for the nine months ended October 31, 2002. This increase is attributable to the same reasons cited for the increase in Q3 fiscal 2004.

INVESTMENT INCOME, NET

Investment income, net includes interest on short-term investments and other investment income net of interest expense on long-term liabilities and lease obligations. In Q3 fiscal 2004, net investment income was $243,000 compared to $167,000 in Q3 fiscal 2003. This increase is primarily due to an increase in invested cash balances resulting from positive cash flow from operations since the end of Q3 fiscal 2003.

For the nine months ended October 31, 2003, net investment income was $846,000 compared to $410,000 for the nine months ended October 31, 2002. This increase is attributable to the same reasons cited for the increase in Q3 fiscal 2004, as well as the negative impact setting aside funds for the Idion acquisition had on investment income in Q2 2003.

DataMirror 2003 Quarterly Report

The Company invests its cash in a variety of short-term Canadian dollar denominated financial instruments, including government bonds, commercial paper and bankers acceptances. The portfolio is diversified and consists primarily of investment grade securities to minimize credit risk. Cash balances in foreign operations are generally invested in term deposits in the local operating banks. The investment in short-term financial instruments carries a degree of interest rate risk, and consequently our future investment income may fall short of expectations due to changes in short-term interest rates.

OTHER INCOME

Other income consists of funds received in consideration of cancellation of an offer to acquire by the target company. There were no such funds received in the nine months ended October 31, 2002.

LOSSES FROM INVESTMENT IN POINTBASE

The losses from the Company's investment in PointBase was nil in Q3 fiscal 2004 compared to an equity loss of $571,000 and an impairment charge of $4,595,000 in Q3 fiscal 2003. The decrease was due to the investment in PointBase having been fully written off at October 31, 2002. No further equity losses will be recorded.

For the nine months ended October 31, 2003, the equity loss from the Company's investment in PointBase was nil compared to an equity loss of $2,081,000 and an impairment charge of $4,595,000 for the nine months ended October 31, 2002. This decrease is attributable to the same reasons cited for the decrease in Q3 fiscal 2004.

INCOME TAX EXPENSE

During Q3 fiscal 2004, the Company recorded an income tax provision of $925,000 as compared to a provision of $438,000 in Q3 fiscal 2003.

For the nine months ended October 31, 2003, the Company recorded an income tax provision of $1,893,000 as compared to a provision of $863,000 for the nine months ended October 31, 2002.

The combined basic Canadian federal and provincial tax rate used in determining the income tax provision for the three and nine months ended October 31, 2003 was 36.6% as compared to 38.6% for the same periods the previous fiscal year. The decrease in the combined rate is due to the announced reduction in the federal and provincial tax rates coming into effect during the year.

The income tax provision is different than expected due to a combination of factors including: the equity loss and write-off of PointBase being non-deductible for tax purposes, other income being non-taxable, other non-deductible expenses, the inability to benefit from certain foreign tax losses incurred during the year, the effect of foreign tax rates, the effect of the rate changes on future taxes and the manufacturing and processing tax deduction.

ACQUISITIONS AND INVESTMENTS

On November 26, 2003, the Company announced that it has entered into an agreement and plan of merger to acquire one hundred percent control of PointBase, Inc. in a cash transaction valued at approximately $3.5 million at closing, with certain additional amounts which may become payable contingent on future revenue or proceeds that may be received in connection with the acquired business. DataMirror will account for the acquisition under the purchase method.

On March 18, 2002, the Company announced its intention to make a take-over bid for all of the shares of Idion Technology Holdings Limited ("Idion"), a South African company listed on the JSE Securities Exchange ("JSE") under the symbol IDI, in a cash bid valued at $9.8 million. On April 18, 2002, the bid was increased to $18.9 million, and subsequently, on May 8, 2002, the bid was further increased to $30.4 million. On July 4, 2002, the Company closed its bid to acquire Idion, having not been successful in completing the take-over. At October 31, 2003, the Company owned approximately 47,927,000 or 42.3% of Idion's outstanding common shares acquired at a cost of $11,853,000. The ownership of 1,119,000 shares of Idion had been subject to a dispute between the Company and a broker acting on behalf of persons related to the CEO of Idion. In May 2003 this dispute was settled in favour of the plaintiff and as a result the Company returned the Disputed Shares to the broker for the original consideration of approximately $312,000. The cost of these shares had previously been included in the investment on the Company's balance sheet.

www.datamirror.com

Should the Company decide to liquidate its investment in Idion, the sale of these shares could result in a gain or loss depending on the circumstances in which they are sold and subject to foreign exchange and other risks associated with investments in JSE listed companies. Under South African securities regulations, the Company may acquire an additional 5% of Idion's common shares over the one-year period starting July 5, 2002, and subsequent to that one-year period, may launch a new take-over bid. If the Company is ultimately successful in completing the transaction, there are factors which may impact the acquisition. These factors include, but are not limited to, the following: risks involved in the completion and integration of the acquisition, expected cost savings from the acquisition may not be fully realized or realized within the expected timeframe, revenue of the combined company may be lower than expected, the possibility of technical, logistical or planning issues in connection with deployments, costs or difficulties related to obtaining regulatory approvals for completing the acquisition, costs or difficulties related to integration of the companies following the acquisition may be greater than expected and legislative or regulatory changes may adversely affect the businesses in which the companies are engaged.

The investment in Idion is accounted for using the cost method, as the Company does not have significant influence over the affairs of Idion and cannot obtain adequate financial information from Idion to enable the Company to account for its investment in Idion using the equity method. On October 31, 2003, shares of Idion were trading at approximately Cdn. $0.43 per share, which would indicate a market value of $20,609,000 for the Company's investment at that date. If a decline in market value is determined to be other than a temporary decline in value, the Company will be required to write-down its investment in Idion. During its latest fiscal period, the six months ended June 30, 2003, Idion incurred a net loss of approximately U.S. $904,000.

On January 7, 2003, the Company acquired the technology and certain related assets of SmartSales Inc., a developer of CRM solutions, in a cash transaction. The Company acquired current assets valued at $15,000, capital assets valued at $22,000 and technology valued at $332,000 for cash consideration of $369,000. The technology acquired will be amortized over a term of one year.

Effective September 1, 2000, the Company acquired certain assets and liabilities of Constellar, a company engaged in the business of developing and marketing enterprise application integration products with offices in Redwood Shores, California and London, England. The acquisition has been accounted for under the purchase method, and the results of the continuing operations of the Constellar business acquired by DataMirror are included from the date of acquisition. A total of U.S. $5 million in payments relating to the Constellar acquisition were deferred over 3 years, with U.S. $3 million of these payments being contingent on revenues realized by DataMirror from the acquired business over the three years beginning September 1, 2000. Payments of U.S. $1 million each were made in October 2001 and October 2002 in consideration of the fixed portion of this obligation. In November 2001, a payment of $724,000 was made in payment of $856,000 of contingent consideration for the year ended August 31, 2001 less a holdback of $132,000 related to assets which were not realized. No payment of contingent consideration is due in respect of the years ended August 31, 2002 and 2003.

The Company expects to continue to explore and pursue acquisitions as a strategy to build its distribution channels, enhance its product offerings, increase its market share in its existing markets, and achieve revenue growth. The consideration and completion of possible acquisitions may divert significant management time and other resources, including financial resources, of the Company. It is not certain that future acquisitions will achieve their business objectives.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, the Company has financed its cash requirements from the sale of equity securities, funds provided by shareholders, bank lines of credit, long-term debt and capital lease financing. In December 1996 the Company completed an initial public offering of 2,000,000 common shares for net proceeds of $9,377,000, and in September 1997 raised net proceeds of $15,721,000 through the issue of 1,600,000 special warrants (subsequently converted into 1,600,000 common shares). In April 2000, the Company raised net proceeds of $34,151,000 through the issuance of 1,305,000 common shares.

DataMirror 2003 Quarterly Report

As at October 31, 2003 the Company had cash, cash equivalents and short-term investments of $39,183,000, compared to $32,686,000 at the end of Q3 fiscal 2003 and $38,827,000 at January 31, 2003. The increase in cash, cash equivalents and short-term investments was primarily due to increased cash flow from operations offset by cash used in purchasing additional shares in Idion and in the Company's normal course issuer bid. For Q3 fiscal 2004, cash flow from operations was $1,135,000, compared to $2,062,000 in Q3 fiscal 2003 due to additional cash generated from an increase in operating profits offset by changes in non-cash working capital balances. The Company's investing activities consisted primarily of purchases of capital assets and the purchase of shares of Idion. During Q3 fiscal 2004, capital expenditures of $276,000 ($700,000 in Q3 fiscal 2003) were financed internally and none (none in Q3 fiscal 2003) were financed under capital lease facilities. Capital assets acquired were primarily computer hardware and software utilized in research and development activities and leasehold improvements to the Company's head office facilities. The Company expects that its capital expenditures will increase in support of higher levels of research and development activities and as its sales and administration employee base grows. During Q3 fiscal 2004, the Company purchased an additional 4,359,000 common shares of Idion at a cost of $2,036,000 as compared to 581,000 common shares at a cost of $292,000 in Q3 fiscal 2003. Financing activities during the quarter included capital lease payments and share capital transactions. During the Q3 fiscal 2004 the Company used $1,525,000 ($332,000 in Q3 fiscal 2003) in cash to repurchase 110,900 (37,500 in Q3 fiscal 2003) of its common shares under a normal course issuer bid and raised an additional $556,000 ($94,000 in Q3 fiscal 2003) through the issuance of common shares pursuant to the Company's stock option plans.

The Company has available short-term bank credit facilities amounting to approximately $3,336,000. At October 31, 2003 there was no outstanding indebtedness under these credit facilities. Management believes that its current cash, cash equivalents and short-term investments together with continued positive cash flow from operations will be adequate to fund the Company's short-term financial requirements with the exception of acquisition related cash requirements. The Company's short-term financial requirements may increase substantially if the Company is successful in its take-over bid for Idion or in the event the Company makes other significant acquisitions. Short-term financial requirements related to acquisitions may include direct and indirect costs including restructuring and other expenses related to integrating and refinancing the acquired business. In the short-term, the Company does not plan on making any acquisitions that would result in short-term financial requirements exceeding the sources of cash described above. In the long-term, the Company may finance its long-term requirements from the sale of equity securities, by borrowing under bank lines of credit, by issuing long-term debt or by entering into capital lease financing arrangements.

NEW ACCOUNTING RECOMMENDATIONS

During 2002, the Financial Accounting Standards Board ("FASB") adopted two new accounting recommendations which may have an impact on the Company's future financial statements. The Company has adopted each of these recommendations as of February 1, 2003 and does not anticipate any material adverse effect to result from such adoption.

In June 2002, FASB introduced Statement of Financial Accounting Standard ("SFAS") 146, which addresses financial accounting and reporting for costs associated with exit or disposal activities. Prior to SFAS 146, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. Under SFAS 146, a liability for a cost associated with an exit or disposal activity is recognized when the liability is incurred. SFAS 146 applies to exit or disposal activities initiated after December 31, 2002.

In December 2002, FASB introduced SFAS 148, amending SFAS 123, to provide alternate methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company has adopted this standard and determined it has no impact on its U.S. GAAP financial information.

In November 2001, the Accounting Standards Board ("AcSB") approved AcG-13, an accounting guideline establishing conditions which must be satisfied in order to apply hedge accounting. These guidelines will not affect the Company until the fiscal year starting February 1, 2004. The Company has not yet determined the impact, if any, of these new guidelines.

RISKS AND UNCERTAINTIES

The primary risks and uncertainties that affect or may affect the Company and its business, financial condition and results of operations are substantially unchanged from those discussed in the Company's latest Annual Information Form and its Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended January 31, 2003 contained in the Company's 2003 Annual Report to Shareholders, and all of such risks and uncertainties are incorporated herein by reference.

www.datamirror.com

CONSOLIDATED BALANCE SHEETS
(Thousands of CDN$)

	October 31	January 31
	2003	2003
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$6,463	$13,025
Short-term investments	32,720	25,802
Accounts receivable	10,335	12,455
Prepaid expenses	1,507	1,618
Future tax assets	2,230	2,578
	53,255	55,478
CAPITAL ASSETS	3,704	3,931
INVESTMENT TAX CREDITS RECOVERABLE	1,216	1,664
INVESTMENTS	11,853	9,768
INTANGIBLES	5,082	7,388
GOODWILL	3,118	3,118
	$78,228	$81,347

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$4,036	$5,120
Deferred revenue	15,735	18,137
Income taxes payable	942	993
Current portion of capital lease obligations	42	89
	20,755	24,339
FUTURE INCOME TAXES	660	1,505
CAPITAL LEASE OBLIGATIONS	0	33
	21,415	25,877
SHAREHOLDERS' EQUITY
Share capital
Common Shares
(October 31, 2003 - 11,276,473, January 31, 2003 - 11,461,142)	63,846	64,637
Deficit	(6,535)	(8,669)
Cumulative translation adjustment	(498)	(498)
	56,813	55,470
	$78,228	$81,347

See accompanying notes

On behalf of the board:

   Nigel Stokes                                                                   Donald Lenz
     Director                                                                         Director

DataMirror 2003 Quarterly Report

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(Thousands of CDN$, except per share data - unaudited)

	Three Months Ended		Nine Months Ended
	October 31,		October 31,
	2003	2002	2003	2002
REVENUE
Licence	$8,474	$8,382	$20,424	$23,285
Maintenance	6,258	5,811	19,094	17,037
Services	1,345	1,552	4,119	4,378
	16,077	15,745	43,637	44,700
COST OF REVENUE
Licence	59	53	166	180
Maintenance and services	2,960	3,246	8,348	9,543
	3,019	3,299	8,514	9,723
GROSS MARGIN	13,058	12,446	35,125	34,977
OPERATING EXPENSES
Selling and marketing	5,412	5,318	14,835	15,981
Research and development	2,372	2,907	7,268	8,345
General and administration	1,953	2,369	5,796	6,870
Amortization of intangibles	768	685	2,304	2,055
	10,505	11,279	30,203	33,251
OPERATING INCOME	2,553	1,167	4,920	1,726
INVESTMENT INCOME	243	167	846	410
OTHER INCOME	0	0	279	0
IMPAIRMENT OF INVESTMENT
IN POINTBASE, INC.	0	(4,595)	0	(4,595)
EQUITY LOSS FROM INVESTMENT
IN POINTBASE, INC.	0	(571)	0	(2,081)
INCOME (LOSS) BEFORE INCOME TAXES	2,796	(3,832)	6,045	(4,540)
INCOME TAX EXPENSE	925	438	1,893	863
NET INCOME (LOSS)	$1,871	$(4,270)	$4,152	$(5,403)
EARNINGS (LOSS) PER SHARE
Basic	$0.17	$(0.38)	$0.36	$(0.47)
Fully diluted	$0.16	$(0.38)	$0.36	$(0.47)
WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING (000'S)
Basic	11,319	11,369	11,393	11,403
Fully diluted	11,560	11,369	11,609	11,403

See accompanying notes

www.datamirror.com

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Thousands of CDN$ - unaudited)

	Three Months Ended		Nine Months Ended
	October 31,		October 31,
	2003	2002	2003	2002
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Net income (loss)	$1,871	$(4,270)	$4,152	$(5,403)
Add (deduct) items not affecting cash:
Amortization of capital assets	345	537	1,025	1,444
Amortization of intangibles	768	685	2,304	2,055
Other income	0	0	(279)	0
Loss from investment in PointBase, Inc.	0	5,166	0	6,676
Future income taxes	(145)	(13)	(497)	(65)
Investment tax credits	7	114	448	227
Non-cash operating expense	0	90	32	166
Non-cash interest expense	0	13	0	73
Non-cash foreign exchange loss	0	3	0	48
	2,846	2,325	7,185	5,221
Changes in non-cash working
capital balances	(1,711)	(263)	(1,307)	4,208
	1,135	2,062	5,878	9,429
INVESTING ACTIVITIES
Capital asset additions	(276)	(700)	(798)	(1,589)
Purchase of short-term investments	(32,720)	(25,802)	(32,720)	(25,802)
Sale of short-term investments	0	0	25,802	27,422
Investment in Idion	(2,036)	(292)	(2,085)	(8,909)
Acquisition of technology	0	0	(30)	0
Other income	0	0	279	0
	(35,032)	(26,794)	(9,552)	(8,878)
FINANCING ACTIVITIES
Capital lease payments	(16)	(16)	(80)	(86)
Repayment of long-term liabilities	0	(1,586)	0	(1,586)
Issuance of share capital	556	94	936	367
Repurchase of share capital	(1,525)	(332)	(3,744)	(1,435)
	(985)	(1,840)	(2,888)	(2,740)

INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS	(34,882)	(26,572)	(6,562)	(2,189)
CASH AND CASH EQUIVALENTS
Beginning of period	41,345	33,456	13,025	9,073
End of period	$6,463	$6,884	$6,463	$6,884

See accompanying notes

DataMirror 2003 Quarterly Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three and nine months ended October 31, 2003 (unaudited)

1. BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles, consistent with those used and described in the Company's audited consolidated financial statements and notes for the year ended January 31, 2003. These unaudited condensed notes to the consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes included in the Company's Annual Report for the year ended January 31, 2003.

2. INVESTMENTS

The investments are as follows:
	2003	2002

Idion Technology Holdings Limited	$11,853	$9,729
PointBase Inc.	-	-
	$11,853	$9,729

On March 18, 2002, the Company announced its intention to make a take-over bid for all of the shares of Idion Technology Holdings
Limited ("Idion"), a South African company listed on the Johannesburg Stock Exchange, in a cash bid valued at $9.8 million. On April
18, 2002, the bid was increased to $18.9 million, and subsequently, on May 8, 2002, the bid was further increased to $30.4 million. On
July 4, 2002 the Company closed its bid to acquire Idion, having not been successful in completing the take-over. At October 31, 2003, the Company owned approximately 47,927,000 or 42.3% of Idion's outstanding common shares acquired at a cost of $11,853,000. The ownership of 1,119,000 shares of Idion had been subject to a dispute between the Company and a broker acting on behalf of persons related to the CEO of Idion. In May 2003 this dispute was settled in favour of the plaintiff and as a result the Company returned the
Disputed Shares to the broker for the original consideration of approximately $312,000. The cost of these shares had previously been included in the investment on the Company's balance sheet.

The investment in Idion has been accounted for at cost, as the Company does not have significant influence over the affairs of Idion and was not able to obtain adequate financial information from Idion to enable it to account for its investment using the equity method.

On October 31, 2003, shares of Idion were trading at approximately Cdn. $0.43 per share, which would indicate a market value of
$20,609,000 for the Company's investment at that date.

www.datamirror.com

PointBase has had a history of operating losses and has little prospect of short-term profitability. In June of 2002, PointBase started a downsizing of their business, which continued through to the end of October 2002, with the intent of achieving break-even operations in the short-term. At the end of October 2002, it had become apparent that these measures would not result in profitable or break-even operations in the near future and the Company's investment had become impaired and, accordingly, the investment in PointBase was written down to the estimated fair value of nil.

3. SEGMENTED INFORMATION

The Company operates in only one industry, that being the business of developing and marketing computer software products. The
Company has two reportable segments, North America, which includes the Company's recently incorporated Asia Pacific operations, and Europe, based on the geographic location of its operations. The accounting policies followed by these segments are the same as those described in the summary of significant accounting policies. The Company accounts for intersegment sales at fair value.

The Company's reportable segments are strategic business units. They are managed separately because each reportable segment operates in different economic marketplaces and therefore, requires different investing and marketing strategies. The Company evaluates segment performance based on profit or loss from operations before investment income and income taxes.

The following table presents certain information with respect to the reportable segments described above:
Three months ended October 31,	2003	2002
REVENUE
North American customers	$10,823	$10,700
Intersegment	1,388	1,094
	12,211	11,794
European customers	5,254	5,045
Elimination of intersegment revenue	(1,388)	(1,094)
	$16,077	$15,745

OPERATING INCOME (LOSS)
North America	$1,721	$695
Europe	832	472
	$2,553	$1,167

AMORTIZATION
North America	$1,065	$1,103
Europe	48	119
	$1,113	$1,222

CAPITAL ASSET ADDITIONS
North America	$272	$622
Europe	4	78
	$276	$700

IDENTIFIABLE ASSETS
North America	$61,632	$52,514
Europe	8,396	9,954
	70,028	62,468
Intangibles	5,082	7,761
Goodwill	3,118	3,118
	$78,228	$73,347

DataMirror 2003 Quarterly Report

Nine months ended October 31,	2003	2002
REVENUE
North American customers	$29,574	$29,490
Intersegment	3,565	3,627
	33,139	33,117
European customers	14,063	15,210
Elimination of intersegment revenue	(3,565)	(3,627)
	$43,637	$44,700

OPERATING INCOME
North America	$3,223	$1,009
Europe	1,697	717
	$4,920	$1,726

AMORTIZATION
North America	$3,113	$3,140
Europe	216	359
	$3,329	$3,499

CAPITAL ASSET ADDITIONS
North America	$756	$1,438
Europe	42	151
	$798	$1,589

Summaries of revenue, segmented according to the customers' country of residence, and of capital and intangible assets, segmented according to the country in which the assets are located, are as follows:
Three months ended October 31,	2003	2002
REVENUE
Canada	$684	$1,093
United States	9,368	8,694
United Kingdom	2,691	2,634
Germany	1,381	1,300
Other	1,953	2,024
	$16,077	$15,745

CAPITAL AND INTANGIBLE ASSETS
Canada	$8,593	$11,190
Germany	2,680	2,744
Other	631	793
	$11,904	$14,727

Nine months ended October 31,	2003	2002
REVENUE
Canada	$3,570	$2,851
United States	23,501	24,153
United Kingdom	7,079	8,957
Germany	3,668	3,815
Other	5,819	4,924
	$43,637	$44,700

4. SUBSEQUENT EVENT

On November 26, 2003, the Company announced that it has entered into an agreement and plan of merger to acquire one hundred percent control of PointBase, Inc. in a cash transaction valued at approximately $3.5 million at closing, with certain additional amounts which may become payable contingent on future revenue or proceeds that may be received in connection with the acquired business.
DataMirror will account for the acquisition under the purchase method.

www.datamirror.com

ABOUT DATAMIRROR
DataMirror (Nasdaq: DMCX; TSX: DMC) delivers live, on demand data integration and protection solutions that give companies the power to manage, monitor and protect their corporate data in real-time. DataMirror's comprehensive family of solutions enables customers to easily and cost-effectively capture, transform and flow live data throughout the enterprise. DataMirror software unlocks the experience of now TM by providing the live, on demand data access, integration and availability companies require today across all computers in their business. Over 1,750 companies have gone live with DataMirror software. DataMirror is headquartered in Markham, Canada, and has offices around the globe.

North America 1 800 362 5955
UK + 44 (0)20 7633 5200
France + 33 (0)1 72 75 73 40
Germany + 49 6151 8275 0
Hong Kong + 852 2251 8226

WWW.DATAMIRROR.COM